UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A.

CORPORATE TAXPAYER’S ID (CNPJ): 33.000.167/0001-01

CALL NOTICE
ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras (“Petrobras or Company”), considering that:

(i)                  the Annual Shareholders’ Meeting held on April 25, 2024, elected 11 (eleven) members to Petrobras’ Board of Directors, of which 8 (eight) through the multiple voting process and 3 (three) through separate election processes;

(ii)                on May 15, 2024, the Company disclosed material fact to inform the early termination of Mr. Jean Paul Prates as President of Petrobras and his resignation as a member of the Company’s Board of Directors;

(iii)              as disclosed in a material fact on May 24, 2024, the Board of Directors of Petrobras appointed Ms. Magda Maria de Regina Chambriard as a member of the Company’s Board of Directors, valid appointment until the next General Shareholders’ Meeting, under Article 150 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”) and Article 25 of Petrobras' Bylaws, and elected her as the Company’s President;

(iv)              additionally, as announced by Petrobras on February 20, 2025, Counselor Marcelo Gasparino da Silva submitted his resignation from the position of Board Member of the Company, effective as of March 20, 2025, or until the eventual appointment of a successor by the Board of Directors, whichever occurs first;

(v)                in accordance with the final part of Paragraph 3 of Article 141 of the Brazilian Corporation Law, whenever the election of Board members has been conducted through the multiple voting process, if there is a vacancy in these positions, the first General Meeting shall proceed with a new election for the Board (for members elected through the multiple voting process), through this Notice, the Company’s shareholders are hereby called to convene at the Annual and Extraordinary Shareholders’ Meetings (“Meetings”), to be held on April 16, 2025, at 2:00 p.m., in a partially digital format, under CVM Resolution 81, of March 29, 2022 (“CVM Resolution 81”), i.e. shareholders may participate remotely via the digital platform provided by the Company or in person by attending Auditorium 1 of the Petrobras Senado Building, located at Av. Henrique Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro, to resolve on the following matters:

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ANNUAL SHAREHOLDERS’ MEETING

I.                Analysis of management accounts, analysis, discussion, and voting on the Management Report and the Company’s Financial Statements, accompanied by the independent auditors’ report and Petrobras’ Fiscal Council’s Opinion for the fiscal year ended on December 31, 2024;

II.              Proposal for the Allocation of Net Income for 2024;

III.            Election of eight (8) members of the Board of Directors;

IV.           Resolution on the independence of Elected Board of Directors Members;

V.             Election of the Chair of the Board of Directors;

VI.           Proposal for the establishment of 5 (five) members for the Fiscal Council;

VII.          Election of 5 (five) members of the Fiscal Council, if item VI is approved, of which 1 (one) is appointed by minority common shareholders and 1 (one) by the holders of preferred shares, both through the separate election process, and respective alternates; and

VIII.        Establishment of the compensation of management, Fiscal Council members, and members of the Statutory Advisory Committees to the Board of Directors.

EXTRAORDINARY SHAREHOLDERS’ MEETING

I.                Proposal to amend Paragraph 3 of Article 1; Article 3; Article 4; Paragraph 5 of Article 18; Paragraphs 2, 3, and 5 of Article 28; Article 29; and Article 34, and consequent consolidation of Petrobras' Bylaws, according to the Management Proposal filed at the electronic addresses of the Brazilian Securities and Exchange Commission (“CVM”) and the Company.

FORMS OF PARTICIPATION

Under Article 4 of Article 5 of CVM Resolution 81, Petrobras informs that the Meetings will be partially digital, as established in Article 43 of Petrobras’ Bylaws, enabling higher shareholder participation and, consequently, increasing the representativeness of the resolutions to be made at these Meetings.

Therefore, shareholders may participate via:

(a)            Remote Voting Form (“Form” or “BVD”), whose model is available to shareholders on the websites of the Company (http://www.petrobras.com.br/ri) and CVM (http://www.cvm.gov.br), or via the service providers enabled to collect and transmit instructions for filling out the Form, according to item II of Article 27 and items “a”, “b”, and “c” of CVM Resolution 81;

(b)           digital platform, which may be accessed in person or by a proxy duly constituted, in which case the shareholder may, under Paragraphs 2 and 3 of Article 28 of CVM Resolution81: (i) simply participate in the Meetings, whether having or not sent the Form; or (ii) participate and vote at the

Annual and Extraordinary Shareholders’ Meetings of April 16, 2025	2

Meetings, in which case the voting instructions previously sent through the Form by the shareholder will be disregarded and the vote cast via digital platform will prevail;

(c)            in person, attending the meeting on the aforementioned day, time, and venue, or through a proxy duly constituted, with the documents indicated in the “Instructions for Participation in the Meetings” of the Meetings Participation Manual, in which case the shareholder may: (i) simply participate in the Meetings, even if they have already submitted the Form; or (ii) participate and vote at the Meetings, in which case the voting instructions previously sent through the Form by the shareholder will be disregarded and the vote cast in person will prevail.

To prove their status as Company shareholders, the provisions of Article 126 of Brazilian Corporation Law and article 13 of Petrobras’ Bylaws, as applicable, must be followed.

Shareholders who want to participate in person or via digital platform in the Meetings must register by 2:00 p.m. of April 14, 2025 at https://qicentral.precisao-i.com/m/agoe-petrobras-2025, by sending the documents listed below in the “Documentation” section. Only those who choose to participate in person must present the documentation, exceptionally, until the date of the Meetings, and the Company will be able to receive them starting at 11:00 a.m., at the venue of the meeting.

Shareholders who have registered to participate in the Meetings via digital platform and subsequently decide to attend in Auditorium 1 of the Petrobras’ Edifício Senado on the day of the Meetings to participate in person must prove their condition as a shareholder at the time of attending the Meetings in person, pursuant to Paragraph 5 of Article 6 of CVM Resolution 81. In this case, the shareholder agrees that he/she will not be entitled to simultaneous or alternate access to participate in the Meetings. If the shareholder attends the Meetings in person, the access link to the digital platform previously sent will be deactivated and can no longer be accessed.

The detailed instructions referring to all forms of participation can be found in the “Instructions for Participation at the Meetings” and “Instructions for Participation via Remote Voting Form” sections, and the Manual for Participation in Meetings, available on the websites of the Company (http://www.petrobras.com.br/ri) and CVM (http://www.cvm.gov.br).

DOCUMENTATION

In-person participation, via digital means or Remote Voting Form

Individual Shareholder:

(a)            Valid ID with photo (original or certified copy) of the shareholder. The following identity documents can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card or recognized professional body card for legal identification purposes (such as OAB, CRM, CRC, CREA; or (v) Driver’s License (CNH);

(b)           proof issued by the depositary or custodian financial institution, indicating the number of shares held from the Company, in compliance with Paragraph 5 of Article 6 of CVM Resolution 81;

(c)            the proxy of an individual shareholder must present the documents that prove representation that comply with the provisions of Article 126 of Brazilian Corporation Law. If these documents are

Annual and Extraordinary Shareholders’ Meetings of April 16, 2025	3

in a foreign language, they must be translated into Portuguese by a sworn translator, with notarization and consularization not being required. Documents in English or Spanish do not require translation;

(d)           through digital means, the shareholder must indicate an email to receive the individual invitation to access the digital platform and consequent participation in the Meetings.

Corporate Client Shareholder or Investment Fund:

(a)            Valid ID with photo (original or certified copy) of legal representative. The following documents can be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card or recognized professional body card for legal identification purposes (such as OAB, CRM, CRC, CREA; or (v) Driver’s License (CNH);

(b)           proof issued by the depositary or custodian financial institution, indicating the number of shares held from the Company, in compliance with Paragraph 5 of Article 6 of CVM Resolution 81;

(c)            documents proving representation authority, including the appointment by proxy and copies of corporate documents, such as the current bylaws/articles of incorporation, as applicable, and the minutes of the election of the board member(s) or executive officer(s), as the case may be and, for investment funds, (i) a copy of the fund’s current regulations; (ii) a copy of the current bylaws/articles of incorporation of the manager or administrator, as applicable; and (iii) a copy of the minutes of the election of the representatives of the fund’s manager or administrator. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization or consular legalization will not be required. Documents in English or Spanish do not require translation;

(d)           through digital means, the shareholder must indicate an email to receive the individual invitation to access the digital platform and consequent participation in the Meetings.

RELEVANT GENERAL INFORMATION

-            The minimum percentage of the Company’s share capital necessary for the multiple voting procedure to be requested for the election of the members of the Board of Directors at the Annual Shareholders' Meeting is five percent (5%) of the voting capital (5% of common shares), in accordance with CVM Resolution 70, of March 22, 2022 ("CVM Resolution 70"). The right to request the adoption of the multiple voting process must be exercised by shareholders at least 48 (forty-eight) hours before the Meeting, i.e., by 2:00 p.m. (Brasilia time) on April 14, 2025, as established in Paragraph 1 of Article 141 of Brazilian Corporation Law.

-            According to Paragraph 2 of Article 34 of CVM Resolution 81, as amended by CVM Resolution 204, of June 4, 2024 (“CVM Resolution 204”), if there are no candidates for the Board of Directors other than those nominated by the management or the controlling shareholder, the request for the adoption of the multiple voting process submitted through the Remote Voting Form shall be rendered ineffective.

-            The common shares already used in the separate election held at Petrobras’ Annual Shareholders’ Meeting of April 25, 2024 for the Board of Directors member cannot be used to elect members of the Board of Directors at this Meeting. Under Paragraph 8 of Article 141 of Brazilian Corporation Law, the Company informs that it will use a record with the identification of shareholders who exercised their vote in the separate election to avoid that the same shares are used again in the election of the Board members at this Meeting.

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-            In the case of loaned shares, the borrower shall be responsible for exercising his/her voting rights, unless the contract signed between the parties provides otherwise, in which case said contractual instrument must be made available during the accreditation phase for participating in the Meetings.

The Company informs that the instructions provided in the Manual for Participation in Meetings and the Remote Voting Form aim to help shareholders fill out the Remote Voting Form. Shareholders who choose to use the Form are solely and entirely responsible for filling it in correctly, regardless of how they have accessed it: either directly (on the websites of the Company or CVM) or indirectly (by transmitting completion instructions to their custodian, to the financial institution hired by the Company to provide securities bookkeeping services, or to the central depository where the shares are held, or to voting advisory firms hired by the shareholders).

All documentation pertaining to the matters to be resolved at these Meetings is available to shareholders on the websites of the Company (http://www.petrobras.com.br/ri) and CVM (http://www.cvm.gov.br), pursuant to CVM Resolution 81, as amended by CVM Resolution 204.

Rio de Janeiro, March 13, 2025.

Pietro Adamo Sampaio Mendes

Chair of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer